UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 29, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Harmony Form 20-F filing

Johannesburg, Thursday, 29 October 2020. Further to the announcement made on 23 October 2020, Harmony wishes to advise shareholders that it filed its annual report on Form 20-F for the year ended 30 June 2020 with the United States Securities and Exchange Commission (SEC) on Thursday, 29 October 2020.

The document is available on the Company’s website at https://www.harmony.co.za/invest/annual-reports and www.har.co.za and the SEC’s website at www.sec.gov.

The full annual suite of reports for the financial year ended 30 June 2020 which includes the notice of electronic annual general meeting and audited annual financial statements is also available for inspection at the registered office of the Company, Randfontein Office Park, Randfontein, 1760, Corner Main Reef Road/Ward Avenue, Randfontein and at the offices of the sponsors, JP Morgan, subject to the applicable COVID-19 restrictions.

Ends.

For more details contact:

Marian van der Walt
Senior Group Executive: Enterprise Risk and Investor Relations
+27(0)82 888 1242

Max Manoeli
Investor Relations and Social Media Manager
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
29 October 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 29, 2020	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director